SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

PAGE

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS 3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS 4

NOTES TO FINANCIAL STATEMENTS 5

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT END OF YEAR 13

June 25, 2015

Seneca Foods Corporation
Employees' Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of Seneca Foods Corporation Employees' Savings Plan ("the Plan"), which comprise the statements of net assets available for benefits of as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.  Seneca Foods Corporation Employees' Savings Plan's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of Seneca Foods Corporation Employees' Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of Plan management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in

Seneca Foods Corporation
June 25, 2015
Page Two

the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Bobbitt, Pittenger & Company P.A.

Certified Public Accountants
Sarasota, FL

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013

ASSETS

INVESTMENTS:
At fair value:
Nuveen Equity Index Fund I	$26,883,979	$24,318,912
Key Guaranteed Portfolio Fund	25,411,670	24,467,717
Oakmark Equity and Income Fund	21,719,386	20,338,856
Seneca Foods Corporation Employer Stock Fund	19,496,906	20,821,758
Dodge & Cox Stock Fund	13,701,814	11,368,418
American Beacon Small Cap Val Inst	6,896,926	6,583,745
American Growth Fund R4	6,890,406	8,157,354
Dreyfus Mid-Cap Index Fund	6,483,830	3,943,287
Dreyfus International Stock Index	5,190,102	6,502,147
PIMCO Real Return Fund	4,964,792	5,090,279
Vanguard Total Bond Market Index	4,118,656	933,553
Blackrock Small Cap Growth Equity	3,536,237	3,359,328
Dodge & Cox International Fund	3,504,615	-
Nuveen Mid Cap Growth Opportunity I	2,841,509	2,482,217
PIMCO Total Return Instl	2,398,047	5,084,976
Wells Fargo Advantage Spec MD CP Val R6	1,664,774	-
Columbia Small Cap Index Fund Z	1,509,424	1,362,279
Invesco International Growth Fund A	838,819	1,358,341
Columbia Mid Cap Value Opportunity R4		2,618,396
Thornburg International Value R4		1,101,580

Total investments	158,051,892	149,893,143

RECEIVABLES:
Employer's contribution	2,349,511	2,214,990
Notes receivable from participants	609,011	593,770
	2,958,522	2,808,760

NET ASSETS AVAILABLE FOR BENEFITS	$161,010,414	$152,701,903

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2014	2013

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(2,770,625)	$14,588,568
Interest and dividend income	8,478,176	7,700,921
Contributions:
Participants	8,990,311	8,669,300
Employer	2,349,364	2,215,076
Transfers		2,926,937
Other income	150,385	66,793

Total additions	17,197,611	36,167,595

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	8,777,013	8,930,666
Administration expenses	112,087	105,080

Total deductions	8,889,100	9,035,746

NET INCREASE	8,308,511	27,131,849

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	152,701,903	125,570,054

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$161,010,414	$152,701,903

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 2% of eligible compensation. Contributions are automatically invested in a designated balanced fund until changed by the participant. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds and an insurance group annuity contract as investment options for participants. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants' pro rata share of total participating payroll. Contributions are subject to certain statutory limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings (losses), and charged with an allocation of any administrative expenses paid by the Plan.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The notes are secured by the balance in the participant's account and bear interest at rates ranging from 4 percent to 9.75 percent, which are commensurate with local prevailing rates as determined by the Plan.  Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a current lump sum. If the balance (not including any rollover account), is equal to or greater than $5,000, a participant may elect to receive a deferred lump sum.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts totaled approximately $4,000 and $4,000, respectively.  These accounts will be used to reduce future employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Subsequent events were evaluated through June 25, 2015, which is the date the financial statements were issued.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. As of December 31, 2014 and 2013, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

NOTE C - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 16, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE C - TAX STATUS (CONTINUED)

IRS. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

		2014	2013

	Nuveen Equity Index Fund I	$26,883,979	$24,318,912
	Key Guaranteed Portfolio Fund	25,411,670	24,467,717
	Oakmark Equity and Income Fund	21,719,386	20,338,856
*	Seneca Foods Corporation Employer Stock Fund	19,496,906	20,821,758
	Dodge & Cox Stock Fund	13,701,814	11,368,418
	American Funds Growth Fund R4		8,157,354
* Nonparticipant-directed

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,770,625 and appreciated by $14,588,568, respectively. The (depreciation) appreciation in each fund category is as follows:

	2014	2013

Mutual funds	$(2,770,625)	$14,588,568

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

          2014                              2013
Net assets:
Seneca Foods Corporation Employer Stock Fund                                          $19,496,906                  $20,821,758

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Changes in net assets:
Contributions	$2,323,845	$2,193,945
Net appreciation in fair value	(2,463,205)	694,676
Withdrawals by participants	(1,185,492)	(1,020,553)

	$(1,324,852)	$1,868,068

NOTE F – FAIR VALUE MEASUREMENTS

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of the Seneca Foods Corporation Employer Stock Fund is valued at the underlying asset value of the funds at year-end.

Level 2 Fair Value Measurements

The group annuity contract is valued at contract value, which approximates fair value (see Note G).

The following tables set forth, by level within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014 and 2013:

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

		Quoted Prices
		in Active	Significant
		Markets For	Other
		Identical	Observable
		Assets	Inputs
	Fair Value	(Level 1)	(Level 2)

December 31, 2014

Mutual funds	$113,143,316	$113,143,316	$
Group annuity contract	25,411,670		25,411,670
Seneca Foods Corporation
Employer Stock Fund	19,496,906	19,496,906
	$158,051,892	$132,640,222	$25,411,670

		Quoted Prices
		in Active	Significant
		Markets For	Other
		Identical	Observable
		Assets	Inputs
	Fair Value	(Level 1)	(Level 2)

December 31, 2013

Mutual funds	$104,603,668	$104,603,668	$
Group annuity contract	24,467,717		24,467,717
Seneca Foods Corporation
Employer Stock Fund	20,821,758	20,821,758
	$149,893,143	$125,425,426	$24,467,717

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE G – GROUP ANNUITY CONTRACT

The Plan has a fully benefit responsive group annuity contract with an insurance company, which is called the Key Guaranteed Portfolio Fund. The insurance company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The group annuity contract is included in the financial statements at fair value which is equal to contract value.

Certain events limit the Plan's ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy, (6) and early retirement incentives. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The insurance company may not terminate the contract at any amount less than the contract value.

The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the product will be established based on the earnings of the underlying assets in the entire medium-long term portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The average yield earned by the Plan for the group annuity contract is derived by averaging the quarterly gross interest rates for the fund over the year. The average for 2014 and 2013 was 1.70% and 1.83%, respectively. The actual average yield earned by the Plan for the group annuity contract is derived by averaging the Plan's quarterly interest rates. The average for 2014 and 2013 was 1.70% and 1.83%, respectively.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS
TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE J – RELATED PARTY TRANSACTIONS

The group annuity contract is managed by Great-West Life and Annuity Insurance Company. Great-West Life and Annuity Insurance Company is the third-party administrator for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are investments in the Seneca Foods Corporation Employer Stock Fund.  As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 719,090 and 682,178 shares of the Seneca Foods Corporation Employer Stock Fund, respectively.

All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE K – TRANSFERS

During the year ended December 31, 2013, the Company acquired the membership interests of Independent Foods, LLC ("Independent Foods"). Prior to the acquisition of Independent Foods, eligible employees of Independent Foods participated in the Underwood Fruit and Warehouse Retirement Savings Plan ("Underwood Plan"). As part of the acquisition, the Plan received asset transfers from the Underwood Plan totaling $2,926,937, representing the account balances of certain eligible transferring employees from Independent Foods.

NOTE L – RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
EIN: 16-0733425 PLAN NUMBER: 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	American Beacon	Small Cap Val Inst		$6,896,926

	American Funds	Growth Fund of America Class R4		6,890,406

	BlackRock	Small Cap Growth Equity		3,536,237

	Columbia	Small Cap Index Fund Z		1,509,424

	Dodge & Cox	Stock Fund		13,701,814

		International Fund		3,504,615

	Dreyfus	Mid Cap Index Fund		6,483,830

		International Stock Index Fund		5,190,102

*	Great-West Life and Annuity Insurance	Key Guaranteed Portfolio Fund		25,411,670

	Invesco	International Growth Fund A		838,819

	Nuveen	Mid Cap Growth Opportunity I		2,841,509

		Equity Index Fund I		26,883,979

	Oakmark	Equity and Income Fund		21,719,386

	Pimco Funds	Real Return Fund		4,964,792

		Total Return Fund		2,398,047

*	Seneca Foods
	Corporation	Employer Stock Fund	15,585,257	19,496,906

	Vanguard	Total Bond Market Index		4,118,656

	Wells Fargo	Advantage Spec MD CP Val R6		1,664,774

	Participant Loans	Interest rates 4% - 9.75%		609,011
* Indicates a party-in-interest